UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
____________________________

FORM 11-K

                    [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year ended December 31, 2005

                    [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXHANGE ACT OF 1934
                    For the transition period from_______________ to _______________

Commission File No. 1- 6407

____________________________
                    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SOUTHERN UNION SAVINGS PLAN
                    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SOUTHERN UNION COMPANY
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	75-0571592 (I.R.S. Employer Identification No.)

5444 Westheimer Road Houston, Texas (Address of principal executive offices)	77056-5306 (Zip Code)

Registrant's telephone number, including area code: (713) 989-2000

Required Information

A. Financial Statements

Financial Statements and Supplemental Schedule
dated as of December 31, 2005 and 2004 (with
Independent Registered Public Accounting Firm Report thereon)

B. Exhibits

23.1 Consent of Independent Registered Public Accounting Firm

Southern Union Savings Plan

Financial Statements
For The Years Ended
December 31, 2005 and 2004
&
Report Of Independent Registered
Public Accounting Firm
&
Supplemental Schedule

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statement of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

Report Of Independent Registered
Public Accounting Firm

Southern Union Savings Plan:

We have audited the accompanying statement of net assets available for benefits of Southern Union Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Southern Union Savings Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Parente Randolph, LLC

Wilkes-Barre, Pennsylvania
June 21, 2006

SOUTHERN UNION SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004

ASSETS:
Investments, at fair value:
Southern Union Company common stock	$60,782,259	$58,161,147
Mutual funds	127,381,639	111,705,188
Common/collective trust	21,386,290	18,557,401
Participant loans	7,572,523	6,686,464
Money market funds	23,122	684,818

Total investments	217,145,833	195,795,018

Receivables:
Employer contributions	17,116	324,947
Participant contributions	49,053	442,650
Due from broker	4,747	37,965
Accrued income	7,896	2,090

Total receivables	78,812	807,652

Total assets	217,224,645	196,602,670

LIABILITIES	-	-

NET ASSETS AVAILABLE FOR BENEFITS	$217,224,645	$196,602,670

See Notes to Financial Statements

SOUTHERN UNION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Interest and dividends	$9,611,978
Employer contributions	9,299,962
Participant contributions	13,031,006
Rollover contributions	809,310
Net appreciation in fair value of investments	2,446,923
Total additions	35,199,179

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	14,492,074
Administrative expenses	85,130
Total deductions	14,577,204

Net increase	20,621,975

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	196,602,670

End of year	$217,224,645

See Notes to Financial Statements

Southern Union Savings Plan

Notes To Financial Statements

1. Description Of Plan

The following brief description of Southern Union Savings Plan (“Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Southern Union Company (the “Company”). The Plan covers the majority of the employees of the Company and its participating subsidiaries on the date employment commences.

Effective March 1, 2001, the Plan was amended to be an Employee Stock Ownership Plan (ESOP) and operated in part as a leveraged ESOP until February 18, 2003. The Plan is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (Code), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants in the Plan may contribute a percentage or portion of pretax compensation up to the Internal Revenue Service limits to the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company makes matching contributions to the Plan based on each participating employer’s formula as outlined in the Plan’s provisions. The Company is also required to make a retirement power contribution, as defined in the Plan, for eligible participants. The Plan also provides for discretionary profit sharing and profit incentive contributions. There were no discretionary contributions in 2005.

Participants direct their contributions plus all of the Company’s retirement power contribution, except as outlined in the Plan’s provisions, into various investment options offered by the Plan. All of the Company contributions excluding the portion of the retirement power contribution, which is invested as directed by the participant, are invested in Company stock. The Plan offers 10 mutual funds, 1 common/collective trust and Company stock as investment options. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings and charged with an allocation of investment and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of a participant’s account is based on years of credited service with a graded vesting schedule that varies for the participating employers. The Plan has numerous vesting schedules that provide for 100% vesting after five or six years of credited service.

Diversification

Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Company stock into investments that are more diversified. Eligible participants who have attained age 55 and are fully vested may elect to diversify the employer contribution portion of their account.

Participant Loans

Participants may borrow from their investment fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding balance of the participant’s loans from the Plan during the one year period ending on the day before the loan is made or one-half of the participant’s vested balance. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment Of Benefits

Participants are eligible to receive a distribution of his or her vested account balance upon separation from service due to retirement, disability, death (in which case payment will be made to his or her beneficiary) or termination of employment. Distributions of benefits are made in a single cash lump sum or Company stock. Participants may elect to be paid in substantially equal monthly, quarterly, semiannual or annual payments. The Plan provides for in-service withdrawals for hardship reasons, for participants who have attained age 59 ½ or who have rollover contributions.

Effective March 28, 2005, the Plan was amended to allow automatic lump-sum distributions if the present value of the terminated participant’s vested account balance is less than $1,000 in the aggregate.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Company prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee, as directed by the Company, votes any unallocated shares on behalf of the collective best interest of Plan participants and beneficiaries.

2. Summary Of Significant Accounting Policies

Basis Of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use Of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks And Uncertainties

The Plan provides for various investment options in various combinations of investment funds. Investment funds are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially effect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Contributions

Contributions to the Plan from employees are recorded in the period that payroll deductions are made from Plan participants.

Payment Of Benefits

Benefits are recorded when paid.

Investment Valuation And Income Recognition

Investments are valued at fair value based on quoted market prices. Mutual funds and the common/collective trust are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Southern Union Company common stock is valued at fair market value as quoted on the National Association of Securities Dealers Automated Quotation System. Money market accounts are valued at cost, which approximates fair value. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Forfeited Accounts

When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account represents a forfeiture. Forfeitures are used to pay the Plan’s administrative expenses and reduce employer matching contributions. Forfeited nonvested accounts totaled $288,876 at December 31, 2005 and $30,134 of forfeitures were used to pay administrative expenses of the Plan in 2005.

3. Investments

The following presents the Plan’s allocated and unallocated investments as of December 31, 2005 and 2004. Investments that represent 5% or more of the Plan’s net assets are separately identified.

	2005		2004
Common stock,
Southern Union Company Common Stock *	$60,782,259		$58,161,147
Mutual funds:
Merrill Lynch Lg. Cap Core Fund, Class A	26,957,582		23,989,580
Merrill Lynch Fundamental Growth Fund, Class A	15,541,482		14,176,629
PIMCO Total Return Fund, Class A	16,884,273		15,184,160
MFS Total Return Fund, Class A	18,397,627		17,739,607
Common/Collective trust,
Merrill Lynch Retirement Preservation Trust	21,386,290		18,557,401
Other	49,600,675		40,615,212
Participant loans	7,572,523	**	6,686,464	**
Money market funds	23,122	**	684,818	**

Total investments	$217,145,833		$195,795,018

*	$40,308,922 and $37,998,441 is nonparticipant-directed at December 31, 2005 and 2004, respectively.
** Less than 5% of plan net assets.

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,446,923 as follows:

Southern Union Company common stock	$1,444,833
Mutual funds	$1,002,090

Total appreciation	$2,446,923

4. Nonparticipant-Directed Investment

Information about the net assets and the significant components of the changes in net assets relating to the Southern Union Company common stock, which is primarily nonparticipant-directed, is as follows:

	DECEMBER 31
	2005	2004
Net assets,
Southern Union Company common stock	$40,308,922	$37,998,441

YEAR ENDED DECEMBER 31, 2005
Changes in net assets:
Employer contributions	$3,135,758
Net appreciation in fair value of investments	1,264,185
Transfers to other investment options	23,403
Distributions to participants and administrative and interest expenses	(2,112,865)

Net increase	$2,310,481

5. Concentration Of Market Risk

The Plan has invested a significant portion of its assets in Southern Union Company common stock as the Plan is a participant-directed Plan that matches employee contributions in Southern Union Company common stock. This investment in Southern Union Company common stock approximates 28% and 30% of the Plan’s net assets available for benefits as of December 31, 2005 and 2004, respectively. As a result of this concentration, any significant fluctuation in the market value of this stock could affect individual participant accounts and the net assets of the Plan.

6. Administration Of Plan Assets

The Trustee of the Plan holds the Plan’s assets. Contributions are held and managed by the Trustee, who invests cash received, interest and dividend income and makes distributions to participants. Administrative expenses for the Trustee’s fees are paid by the Plan.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts and distributions will occur in accordance with the Plan agreement.

8. Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service dated October 15, 1996. Although the Plan has been amended since receiving this determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and is exempt from federal income taxes.

9. Related Party Transactions

Plan investments include certain mutual funds and a common/collective trust managed by Merrill Lynch. Merrill Lynch performs recordkeeping functions of the Plan and, in addition, Merrill Lynch Trust Company, FSB was trustee of the Plan beginning on October 1, 2003. Therefore these transactions qualify as party-in-interest transactions. Additionally, the Plan maintains investments in the Company’s common stock.

SOUTHERN UNION SAVINGS PLAN

	EIN: 75-0571592	PLAN NUMBER: 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2005
(a) (b)	(c)		(d)	(e)
				CURRENT
IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT		COST	VALUE

* Common stock	Southern Union Company Stock Fund		$38,405,253	$60,782,259

* Common/collective trust	Merrill Lynch Retirement Preservation Trust		N/R	21,386,290

* Mutual funds	Merrill Lynch Large Cap Core Fund, Class A		N/R	26,957,582
	MFS Total Return Fund, Class A		N/R	18,397,627
	PIMCO Total Return Fund, Class A		N/R	16,884,273
*	Merrill Lynch Fundamental Growth Fund, Class A		N/R	15,541,482
*	Merrill Lynch Mid Cap Value Fund Class A		N/R	10,625,432
*	Merrill Lynch Small Cap Value Fund Class A		N/R	10,022,713
*	Merrill Lynch S&P 500 Index Fund, Class A		N/R	8,204,224
	Columbia International Value Fund, Class A		N/R	8,099,196
*	Merrill Lynch Basic Value Fund, Class A		N/R	6,612,311
	Oppenheimer Global Fund, Class A		N/R	6,036,799

* Participant loans	Loans with interest rates ranging from 3.25% to 11.5%		$0	7,572,523

* Money market fund	Merrill Lynch Cash Fund		N/R	23,122

		Total investments		$217,145,833

* A party-in-interest as defined by ERISA
N/R - Participant directed investment, cost not required to be reported

See Notes to Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN UNION COMPANY SAVINGS PLAN
(Name of Plan)

Date June 28, 2006	By \S\GEORGE E ALDRICH
George E. Aldrich Vice President and Controller